Exhibit 99.1

April 22, 2019

Board of Directors

Destination XL Group, Inc.

555 Turnpike Street

Canton, MA 02021

Dear Members of the Board of Directors,

I am very gratified that, notwithstanding the Board’s initial resistance to my recommendations, you ultimately followed my advice and pursued a normalized process for identifying appropriate CEO candidates. As pleased as I am with the current company management, I continue to have considerable misgivings about the failed judgment of many of the board members with respect to the direction of the company and the initial selection process. If Mr. Kanter is to be as effective as I think he might be in delivering the operating results the company has lacked for some time, I believe he needs a supportive board of directors equally dedicated to the company’s success.

I believe that Mr. Kanter and John Kyees, the lead independent director, will be important contributors to the company’s success. I also believe that Mr. Kanter should have the opportunity to reshape the board to designate directors with the skills and perspective essential to the company’s future. I therefore suggest that the current members of the board, other than Messrs. Kanter and Kyees, agree to offer to step down voluntarily in order to allow Mr. Kanter this opportunity.

I understand that the company will shortly be publishing its proxy statement for its 2019 annual meeting of stockholders, and suggest that the board consider deferring the publication of the proxy statement until Mr. Kanter has had the opportunity to consider the optimal board composition. To further this effort, I am withdrawing my interest in serving on the board (but will consider serving if requested).

I continue to believe in the long term prospects of the company and my current intention is to remain a large shareholder.

Very truly yours,

/s/ Glenn Krevlin
Glenn Krevlin